Exhibit (i)(3)

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 16, 2015

The RBB Fund, Inc.

Campbell Core Carry Fund

301 Bellevue Parkway

Wilmington, DE 19809

Re:                             Campbell Core Carry Fund and

Campbell Core Carry Offshore Limited

Dear Sirs or Mesdames:

You have asked for our opinion whether subpart F income (as defined in Internal Revenue Code section 952) derived by Campbell Core Carry Fund (the “Fund”) from its wholly-owned subsidiary Campbell Core Carry Offshore Limited (the “Subsidiary”) will constitute qualifying income for purposes of the gross income test applicable to regulated investment companies (“RICs”) under Internal Revenue Code section 851(b)(2).  Our opinion is based upon the following factual assumptions, which you have represented to us to be true.

Factual Assumptions

The Fund is a series of The RBB Fund, Inc., an open-end management investment company organized as a Maryland corporation under the laws of the State of Maryland and registered under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Fund intends to qualify, for the current year and each future year, as a RIC under subchapter M of title A, chapter 1, of the Internal Revenue Code.

The Subsidiary is incorporated as an exempted company under the laws of the Cayman Islands.  Under the laws of the Cayman Islands, an exempted company provides for limited liability for all holders of shares.  A shareholder’s liability is limited to the amount, if any, unpaid with respect to the shares acquired by the shareholder.  No election will be filed with the U.S. Internal Revenue Service (the “IRS”) for the Subsidiary to be classified for Federal income tax purposes as a disregarded entity or partnership rather than a corporation.

The Fund will make capital contributions to the Subsidiary in exchange for newly issued shares of the Subsidiary’s stock.  The Fund may invest up to 25% of its assets in securities of the Subsidiary under the asset diversification limitations in Internal Revenue Code section 851(b)(3).  The Subsidiary generally may distribute income, gains and surplus capital (i.e., capital in excess of par value) in respect of its shares at the discretion of the directors.  The Fund will not guarantee the debts of the Subsidiary.

The Fund and the Subsidiary will be managed by Campbell & Company Investment Adviser LLC (the “Manager”), a Delaware limited liability company the principal place of business of which is in Baltimore, Maryland.  The Manager has entered into a written agreement with the Fund and the Subsidiary for these services.  As compensation for the services provided by the Manager to the Fund and the Subsidiary, the Fund will pay the Manager a monthly fee computed generally as a percentage of average daily net assets under management.

The Subsidiary may invest without limitation in commodities and commodity-linked instruments.  It is anticipated that the Subsidiary will invest the majority of its assets in commodity futures.  Although the Subsidiary will not be registered as an investment company under the 1940 Act, the Subsidiary will comply with the requirements of section 18(f) of the 1940 Act, Investment Company Act Release No. 10666, and related Securities and Exchange Commission guidance pertaining to asset coverage with respect to transactions in commodity futures and other transactions in derivatives.  It is expected that all, or substantially all, of the Subsidiary’s income will be “subpart F income” within the meaning of Internal Revenue Code section 952.

The Fund intends to make distributions to its shareholders each year in amounts sufficient to cause the Fund to meet the distribution requirements for a RIC and also sufficient to eliminate any federal corporate income tax or excise tax liability for the Fund.  The Fund intends to cause the Subsidiary to make distributions to the Fund to the extent necessary to fund such distributions to Fund shareholders.

Discussion

CFC Status of the Subsidiary. — The Subsidiary will be classified as a corporation for Federal income tax purposes, because it is a limited liability business entity formed under foreign law for which no election has been, or will be, filed with the IRS for non-corporate treatment.  As a foreign corporation that is wholly owned by a U.S. person, the Subsidiary will be a “controlled foreign corporation” within the meaning of Internal Revenue Code section 957 (a “CFC”).(1)  As a result, income and gain of the Subsidiary that constitutes “subpart F income” within the meaning of Internal Revenue

(1)  A CFC is a foreign corporation with respect to which “United States shareholders” own more than 50 percent of the total combined voting power or value of the corporation’s outstanding stock.  Int. Rev. Code §957.  A United States shareholder is defined for this purpose as a United States person who owns 10 percent or more of the total voting power of the stock of the foreign corporation.  Int. Rev. Code §951(b).  Because the Fund is a United States person and will be the sole stockholder of the Subsidiary, the Subsidiary will be a CFC.

Code section 952 will be includible in gross income of the Fund each year.(2)  Distributions by the Subsidiary to the Fund will be excluded from gross income of the Fund under Internal Revenue Code section 959(a)(1) to the extent they are attributable to subpart F income of the Subsidiary.  This exclusion will not apply to dividends attributable to other income or gain of the Subsidiary, if any.

Qualifying Income for RIC Purposes. — Internal Revenue Code section 851(b)(2) provides, in relevant part, that a corporation will not qualify as a RIC for a taxable year unless the corporation derives at least 90% of its gross income for the year from “dividends, interest, payments with respect to securities loans (as defined in section 512(a)(5)), and gains from the sale or other disposition of stock or securities (as defined in section 2(a)(36) [of the 1940 Act]) or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies.”

Internal Revenue Code section 851(b) also provides, in “flush language,” that:  “For purposes of paragraph (2), there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under section 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.”  Thus, to the extent the Subsidiary makes distributions each taxable year in amounts that equal (or exceed) the amounts of its subpart F income in the taxable year, those amounts of subpart F income will constitute “dividends” for purposes of section 851(b)(2) and, hence, will be qualifying income for purposes of the 90% test.

To ensure that subpart F income from the Subsidiary constitutes qualifying income for purposes of the 90% test, it will be advisable, whenever practical, for the Subsidiary to make sufficient distributions to the Fund during each taxable year that equal or exceed the Subsidiary’s anticipated subpart F income for the taxable year.  Such distributions from the Subsidiary may be useful in any event, inasmuch as the Fund will generally need to make distributions to its shareholders each taxable year of the Fund to the extent of its subpart F income from the Subsidiary, so as to eliminate corporate-level tax on that income.  Even if a distribution by the Subsidiary of the full amount of its subpart F income in any particular taxable year in cash is for some reason impractical or undesirable, the Subsidiary can accomplish the same tax effect by distributing a

(2)  If a foreign corporation is a CFC for an uninterrupted period of 30 days or more during any taxable year, each United States shareholder that owns stock in the corporation on the last day of that year is required to include in gross income the shareholder’s pro rata share of the CFC’s subpart F income for the year. Int. Rev. Code §951(a)(1).

negotiable promissory note for the balance needed.(3)  This is because a distribution of a negotiable promissory note is treated as a dividend for Federal income tax purposes.(4)

Moreover, there is a further statutory basis for concluding that the subpart F income will be qualifying income for the Fund, even in the absence of a distribution.  The shares of stock of the Subsidiary will constitute “stock” within the meaning of section 851(b)(2) — and will also constitute “securities” for purposes of that section.(5)  Accordingly, under the literal language of section 851(b)(2), subpart F income from the Fund’s investment in the Subsidiary should constitute qualifying income for purposes of the 90% test because it is “other income . . . derived with respect to [the Fund’s] business of investing in” stocks or securities.

Of course, the express treatment of distributed subpart F income as qualifying income under the flush language quoted above might be read to suggest — by negative implication — that a different treatment should apply for undistributed subpart F income.  But the history of these provisions does not indicate that any such negative inference was intended.

Statutory Background History. — The relevant flush language was first enacted in 1975, and the “other income” language was enacted in 1986.  Under normal

(3)  To avoid the imputation of interest under Int. Rev. Code §482 or 7872, the promissory note, if it is a demand note, should bear interest at least equal to the applicable Federal rate, payable at least annually.  If the promissory note is a term note, it should bear a market rate of interest, so that the note’s fair market value, which will be the measure of the size of the dividend, will equal the note’s face amount.  Also, the value of any such notes will need to be aggregated with the value of the stock of the Subsidiary for purposes of the 25% asset diversification limit because they will be additional securities of the same issuer.

(4)  See Int. Rev. Code §301(b); Treas. Reg. §1.301-1(b); see, e.g., Wiseman v. United States, 371 F. 2d 816, 818 n.6 (1st Cir. 1967); Kerr v. Commissioner, 326 F. 2d 225, 235 n.9 (9th Cir. 1964); Patterson v. Anderson, 20 F. Supp. 799, 801 (S.D.N.Y. 1937); United States v. Fuller, 42 F. 2d 471 (E.D. Pa. 1930); Doerschuck v. United States, 274 F. 739 (E.D.N.Y. 1921).

(5)  Section 2(a)(36) of the 1940 Act defines the term “security” as: “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘security’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”  Shares of stock of the Subsidiary will obviously be a “security” within that definition.

principles of statutory construction, a later-enacted provision would prevail over an earlier-enacted one in the event of a conflict.(6)  In this case, however, the flush language was itself modified as part of the 1986 tax legislation — albeit not in a way that is directly relevant to subpart F income — so that it is difficult to argue that the “other income” language enacted in 1986 was intended to supersede the earlier enacted provision.  Moreover, the “later enactment” principle is generally overridden by the principle that “a specific statute controls over a general one.”(7)  Yet, the applicability of that latter principle is itself not entirely clear, inasmuch as this is not a case of two provisions that are actually in conflict with one another, but rather a case where the application of a general provision would simply make the more specific provision redundant.  Although it is also a principle of statutory construction that a statute should normally be construed in a way that makes each provision of the statute meaningful,(8) redundancies within the Internal Revenue Code are commonplace — an inevitable product of the Internal Revenue Code’s size, and the prolixity of amendments to it.  The adoption from time to time of “deadwood acts,” which eliminate Internal Revenue Code redundancies by the score, is testimony thereto.  Thus, the fact that construing “other income” as encompassing subpart F income renders the flush language redundant is not, in and of itself, a reason for rejecting such an interpretation.  It is necessary to examine the events that led to the enactment of these provisions further to see if they shed any other light on the issue.

The basic statutory purpose of the 90% test of section 852(b)(2) has long been identified as “to help ensure that the regulated investment company is essentially engaging in passive investment activities, and is not operating as a normal business corporation.”(9)  Over time, the statutory list of qualifying investments has been expanded somewhat in an effort to provide greater flexibility for RICs to engage in investment activities and to recognize related kinds of income.

Before 1975, the subpart F provisions contained a “minimum distribution” exception in Internal Revenue Code section 963, under which a United States shareholder was not required to include in income its ratable share of subpart F income of a CFC in a year if the CFC distributed a prescribed percentage of its earnings and profits for that year.  Under that regime, if a RIC was a shareholder of a CFC that made the required minimum-

(6)  Posadas v. National City, 296 U.S. 497, 503 (1936).

(7)  Bulova Watch Co. v. United States, 365 U.S. 753, 758 (1961).

(8)  United States v. Menasche, 348 U.S., 528, 538-39 (1955).

(9)  H.R. Rep. No. 1192, 94th Cong., 2d Sess. 10-11 (1976), reprinted in 1976-3 C.B. (vol. 3) 28-29; General Explanation of the Tax Reform Act of 1976, 676-77 (Jt. Comm. Pr. 1976), reprinted in 1976-3 C.B. (vol. 2) 688-89; Priv. Ltr. Rul. 8322054 (Feb. 28, 1983); GCM 38994 (May 27, 1983); GCM 39207 (Mar. 29, 1984); GCM 39295 (Mar. 30, 1984).

distribution in a taxable year, the only income of the RIC from the CFC would be dividend income — and therefore would be qualifying income for RIC purposes.  By contrast, if a CFC failed to make the minimum-distribution, subpart F inclusions would not be qualifying income for RIC purposes because they would not be dividends from the CFC.

In 1975, the minimum-distribution exception of section 963 was repealed.  That meant that all subpart F income would be includible as income for United States shareholders whether or not the CFC made any dividend distributions in a particular year.  As a result, none of the income recognized by a RIC with respect to a CFC would be arriving in the form of dividend income — and hence none of that income would be qualifying income for RIC purposes under the literal language of the pre-1975 version of section 851(b)(2).  To avoid that unintended change in the law, Congress added the flush language of section 851(b).  By providing that subpart F income would be treated as dividends for purposes of section 851(b)(2) if the CFC made a distribution attributable to that subpart F income in the same taxable year, Congress preserved the same treatment of RICs that applied under the pre-1975 minimum-distribution regime.  A RIC that was a United States shareholder of a CFC would continue to recognize qualifying income, rather than non-qualifying income, from the CFC to the extent that the CFC made annual distributions of its subpart F income.

The “other income” language of section 851(b)(2) was enacted as part of the Tax Reform Act of 1986 (the “1986 Act”).  At that same time, the flush language discussed above was expanded to cover income from passive foreign investment companies (“PFICs”) — a new category of foreign corporations created by the 1986 Act.  The 1986 Act also made thousands of other changes to the Internal Revenue Code — even changing its name from the Internal Revenue Code of 1954 to the Internal Revenue Code of 1986.  This was the most major overhaul of the Internal Revenue Code during the fifty-seven years between 1954 and today.

The “other income” language of section 851(b)(2) was added in a floor amendment to the Senate bill and, accordingly, is not mentioned in the original House or Senate committee reports on the 1986 Act.  In introducing the floor amendment that made this and other changes relating to RICs, then Senator Armstrong referred to them as “minor changes” that were “to comply with recommendations of the Treasury Department,” and he inserted into the record a copy of the letter from the Treasury Department that had recommended the changes.(10)  The thrust of that letter was that the purpose of the section 851(b)(2) restrictions was to ensure that RICs engaged in passive

(10)  132 Cong. Rec. 4045-47 (1986) (remarks of Senator Armstrong); 4047-48 (Feb. 5, 1986 letter from J. Roger Menz, Acting Assistant Secretary of the Treasury for Tax Policy) [hereinafter Menz Letter]; see Rev. Rul. 2006-1, 2006-1 C.B. 262.

investment activities rather than conducting an active business, but that within that constraint the IRS had “often gone beyond the literal terms of the statute in order to give a reasonable interpretation to section 851(b)(2).”(11)  Thus, the statutory intent expressed at the time of the enactment of the “other income” language was that it was intended, at least in part, to provide a statutory basis for a more liberal interpretation of the permitted investments for RICs.  Subpart F income is nowhere mentioned in the legislative history of the “other income” language, either positively or negatively.  There is only a brief allusion to the “other income” language in the conference committee report on the 1986 Act, where the provision is referred to only as meaning that “permitted income for RICs is defined to include income from foreign currencies, and options and futures contracts, derived with respect to the RIC’s business of investing.”(12)

Like the addition of the “other income” language to section 851(b)(2), the expansion of the flush language to cover PFICs is not mentioned in the original House or Senate committee reports on the 1986 Act.  This is because the original version of the PFIC provisions gave shareholders of a PFIC the right to elect to have the PFIC treated as a CFC in which they would be deemed to be a United States shareholder.  Under that original version of the PFIC rules, the flush language regarding subpart F income would have become applicable by its terms to PFICs for which CFC treatment was elected.  Ultimately, however, instead of providing elective CFC treatment for PFICs, the final version of the 1986 Act gave shareholders instead the ability to elect “qualified electing fund” (“QEF”) treatment for a PFIC.  QEF treatment, like CFC treatment, results in shareholders being taxable on the income of the foreign corporation on a pass-through basis, but there are some differences between the two regimes.  With the creation of this new kind of pass-through category of foreign corporations, the flush language of section 851(b) was modified to extend to QEF income of a RIC the same treatment that applied to subpart F income.

The expansion of section 851(b)(2) to cover “other income” and the modification of the flush language of section 851(b) to cover QEF income, although both part of the 1986 Act, were changes that were made in entirely different sections of the legislation.  The former appeared in section 653(b) of the 1986 Act.  The latter appeared in section 1235(f) of the 1986 Act.  As discussed, neither of these provisions was in the original House and Senate versions of the legislation; the former being first introduced as a floor amendment in the Senate, and the latter evidently first appearing in the conference

(11)  Menz Letter at 4047.  Specifically, the Menz letter noted that the IRS had previously granted private letter rulings that gains on sales of certain investment products, such as options and futures contracts on securities, would be qualifying income even though not encompassed within the literal language of §851(b)(2) at that time.

(12)  H.R. Conf. Rep. No. 99-841, at II-243 (1986).

committee version of the 1986 Act because that is where the QEF concept was first introduced.  There is no evidence that anyone in Congress — or, for that matter, anyone else involved in the legislative process — considered the two provisions in conjunction with one another or considered whether the enactment of the “other income” language might actually render the flush language entirely redundant.  Thus, the available legislative history on these two provisions does not provide any clear indication that Congress intended the flush language to serve, by negative implication, as a limitation on the breadth of the reference to “other income . . . derived with respect to [a fund’s] business of investing in such stock, securities, or currencies.”

The RIC Modernization Act of 2010, as it was originally introduced in December 2009 and was passed by the House in September 2010, contained, among other things, an amendment to Internal Revenue Code section 851(b)(2) that would have added “gains on the disposition of commodities” to the list of categories of qualifying income.(13)  That provision was eliminated in the Senate-passed version of the bill, however, and in the law as enacted in December 2010.  There is no committee report or other official explanation for the elimination of the provision.

Although the inclusion of the commodities amendment to section 851(b)(2) in the 2010 legislation would, of course, have made the issue here presented moot, the failure of Congress to enact the provision is not particularly probative of Congressional intent on the question of whether subpart F income derived from commodities should be treated as qualifying income.(14)  The initial inclusion and subsequent elimination of a particular provision in tax legislation is not particularly probative of the intent of the entire Congress.  Indeed, in this case, the provision was eliminated reportedly because unanimous consent was needed as a procedural matter for the bill to pass the Senate at that time.(15)  Thus, the elimination of the provision might have been at the behest of just a

(13)  RIC Modernization Act of 2010, H.R. 4337, 111th Cong., 1st Sess., §201(a).

(14)  See Sen. Hearing Rep. No. 112-343, 112th Cong., 2d Sess., 20-21 (Jan. 26, 2012) (hearing of Permanent Subcommittee on Investigations of Committee on Homeland Security & Governmental Affairs re: Compliance with Tax Limits on Mutual Fund Commodity Speculation) (hereinafter, “Hearing Record”) (discussion of Senator Levin and Commissioner Shulman regarding implications and relevance of 2010 legislative history).

(15)   See Amy B. Snyder, Regulated Investment Companies and Commodity-Linked Instruments: The Current State of Play, 10 J. of Tax’n of Fin. Prods., Iss. 3, at 45, 49 (2012); Letter from Keith Lawson, Investment Company Institute, to Stephen Larson, Associate Chief Counsel (Financial Institutions & Products), dated Aug. 18, 2011, at 2-3:  “The legislation was enacted as one of the last acts of the 111th Congress in December 2010 under procedures that required unanimous consent.  . . .  When a few Senators raised certain concerns about expanding a RIC’s ability to gain commodities exposure, the provision was dropped to ensure end-of-year passage of the rest of the legislation.”   There is no explicit explanation in the legislative record for why the provision was eliminated.  See Hearing Record, at 93 (Congressional Record excerpts regarding Senate approval of H.R. 4337, Regulated Investment Company Modernization Act of 2010, on Dec. 8, 2010).

single Senator.  Moreover, the intent of Congress in 2010 is not, in any event, probative of the intent of Congress in 1986, when the relevant provisions were enacted.

Section 269 and Economic Substance. — Besides the matter of statutory interpretation of section 851(b), a remaining question is whether the tax consequences of the formation and operation of the Subsidiary might be challenged by the IRS under the anti-abuse provisions of Internal Revenue Code section 269 or 7701(o).  Section 269 authorizes the IRS to disallow any deduction, credit or other allowance if it is the result of an acquisition of control of a corporation “the principal purpose [of which] is evasion or avoidance of Federal income tax by securing the benefit of a deduction, credit, or other allowance which such person or corporation would not otherwise enjoy.”  Section 7701(o), enacted as part of the Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act of 2010, codifies the judicially created “economic substance” doctrine, under which tax benefits from a transaction can be denied if the transaction does not have economic substance or lacks a business purpose.

In our view, neither section 269 nor the “economic substance” doctrine should operate to prevent the Fund from achieving the desired tax benefits from its utilization of the Subsidiary as a vehicle through which to make commodities-related investments.  Neither section 269 nor the “economic substance” doctrine has been held to preclude a taxpayer from choosing the most tax-efficient form of organization in which an activity is to be conducted.(16)  Thus, when Congress enacted section 7701(o), as the Joint Committee summary of the provision said, in relevant part:

The provision is not intended to alter the tax treatment of certain basic business transactions that, under longstanding judicial and administrative practice are respected, merely because the choice between meaningful economic alternatives is largely or entirely based on comparative tax advantages.  Among these basic transactions are . . . (2) a U.S. person’s choice between utilizing a foreign corporation or a domestic corporation to make a foreign investment; (3) the choice to enter into a transaction or series of transactions that constitute a corporate organization

(16)  See, e.g., Moline Properties, Inc. v. Commissioner, 319 U.S. 436, 438-40 (1943) (holding that separate corporate existence is not ignored when the corporation has a business purpose for its existence); Northern Indiana Public Service Co. v. Commissioner, 115 F.3d 506 (7th Cir. 1997) (upholding taxpayer’s formation of Netherlands Antilles finance subsidiary to take advantage of tax treaty benefits); Siegel v. Commissioner, 45 T.C. 566 (1966), acq. in result, 1966-2 C.B. 3 (holding §269 inapplicable to formation of Panamanian subsidiary even if motivated entirely by tax reasons).

or reorganization under subchapter C;. . . .(17)

In this case, the Fund has elected to utilize a foreign corporation to conduct commodities investing activities.  Section 7701(o) does not dictate that a domestic rather than a foreign corporation must be used for such activities.  And the RIC diversification tests expressly permit a RIC to invest up to 25% of its assets in a controlling interest in a single corporation, and any such corporation is free to engage in a multitude of activities that a RIC cannot engage in directly.  The corporation will be adequately capitalized and will serve a business purpose in insulating its shareholder from potential liabilities of the corporation.  Whether that corporation is taxable or nontaxable on its income does not affect the question whether the corporation has “economic substance.”  It is well-settled that the choice of using a corporate form to conduct activities or to hold title to property will be respected.(18)

Indeed, another meaningful way of looking at the structure is from the perspective of the Subsidiary.(19)  It wishes to raise capital and to make profitable investments in commodities.  Those are undeniably substantial business purposes.  For securities law and other reasons, it is impractical for the Subsidiary to issue shares directly to U.S. investors.(20)  That is why the Subsidiary has chosen to raise capital from U.S. investors through a RIC.  Thus, from the Subsidiary’s perspective, business purposes pervade the structure.

In his response to questioning at a Senate subcommittee hearing on this topic, IRS Commissioner Douglas Shulman has stated that “I think we could decide to

(17)  Technical Explanation of Revenue Provisions of Reconciliation Act of 2010, as Amended, in Combination with Patient Protection and Affordable Care Act, 152 (Jt. Comm. Pr. 2010) (footnotes omitted).

(18)  See Moline Properties, supra note 16, at 438-40.

(19)  Both the Subsidiary and the Fund are being created at the same time.  Neither such entity would exist without the other.

(20)  To register as an investment company pursuant to §8(a) of the 1940 Act, a fund must be formed under the laws of the United States or a state.  Section 7(d) of the 1940 Act prohibits a foreign fund from making a public offering of securities in the United States unless it obtains an exemptive order from the Securities and Exchange Commission permitting the fund to register as an investment company.  Although exemptive orders have been issued permitting foreign funds to offer and sell shares to up to 100 beneficial owners in the United States pursuant to §3(c)(1) of the 1940 Act (Touche, Remnant & Co. (U.K.), Aug. 27, 1984) or to U.S. residents that are “qualified purchasers” under §3(c)(7) of the 1940 Act (Goodwin Proctor & Hoar, Feb. 28, 1997), we are not aware of any exemptive order that has been issued, or that otherwise could be obtained, that would allow a foreign fund to sell shares in the United States on the same basis as a domestic mutual fund.

allow this or disallow this without implicating economic substance.  It is really about a reading of the law, and I think it is not necessary and, frankly, all of our court cases where we have been successful with economic substance have very different sets of fact patterns than these.”(21)  In his written responses to supplemental questions for the record, Commissioner Shulman reiterated that if:

The court cases in which the IRS has successfully litigated the economic substance doctrine contain fact patterns different from the fact pattern present by the RIC CFC and structured note ruling requests.(22)

Commissioner Shulman also rejected the application of the conduit theory, as embodied in Aiken Industries, to this area, and noted, citing Moline Properties, that corporate form is normally respected “provided normal corporate law requirements are satisfied, including adequate capitalization.”(23)

IRS Private Letter Rulings and Recent Developments. — The IRS Office of Chief Counsel granted forty-three private letter rulings during the period 2007-11 to the effect that subpart F income from a CFC such as the Subsidiary should be treated as qualifying income for a RIC, whether or not it is distributed in the same taxable year, because such subpart F income is “other income” derived from the RIC’s business of investing in stock of the CFC.(24)  Although private letter rulings are binding only with respect to the particular taxpayer who obtained the ruling, they reflect the considered views of IRS Office of Chief Counsel and may serve as “substantial authority” for other taxpayers for purposes of avoiding accuracy-related penalties.(25)  The issuance of numerous such rulings over a five-year period would normally be a strong indication of the correctness of the conclusion that “other income” in section 851(b)(2) should be construed to include subpart F income.

In June 2011, however, the IRS Office of Chief Counsel announced that it had suspended the issuance of any further private letter rulings on this subject.  Individual

(21)  See Hearing Record at 26.

(22)  Id. at 197.

(23)  Id. at 198 .

(24)  See PLRs cited at Hearing Record at 46-50.  The IRS private letter rulings on this subject are consistent with the IRS’s position on the classification of subpart F income for purposes of the “unrelated business taxable income” rules applicable to tax-exempt entities — a topic that has also been the subject of private letter rulings.  See e.g. Priv. Ltr. Rul. 199952086 (Sept. 30, 1999) (subpart F income earned by tax-exempt entity is not UBTI even though same income would be UBTI if earned directly).

(25)  Treas. Reg. §1.6662-4(d)(3)(iii).

lawyers in that office originally said that this had been done because there was an intent to issue published guidance on this subject, which can be relied upon by all taxpayers, so as to obviate the need for taxpayers to continue to apply for individual private letter rulings on this subject in future.  These individuals said that previously it had been envisioned that taxpayers would generally rely on opinions of counsel on this subject rather than applying for private letter rulings, but that the unexpectedly large quantity of private letter ruling requests had caused the Office of Chief Counsel to conclude that published guidance is needed.  This view was also expressed by these individuals that taxpayers who rely on opinions of counsel in the interim should not be penalized in the event the published guidance were to reach a different conclusion from that reached in the private letter rulings, and that if that is the case, any such ruling would be prospective in application only.  To date, however, no IRS guidance on the topic has been published, and the issuance of rulings remains suspended.  Indeed, the provision of guidance on the topic is not on the IRS’s most recent annual list of priority guidance topics.

One possible explanation for the IRS’s delay in issuing further guidance on this topic has been the intercession of Congress.  By letter dated December 20, 2011, Senators Carl Levin and Tom Coburn, as Chairman and Ranking Minority Member of the Permanent Subcommittee on Investigations of the Senate Committee on Homeland Security and Governmental Affairs, requested that the IRS permanently suspend issuance of private letter rulings allowing RICs to invest indirectly in commodities through use of CFCs or through use of structured notes, and to reevaluate the tax treatment of all RICs currently allowed to use such techniques.  According to Senators Levin and Coburn, the IRS’s approval of such techniques appears to conflict with Congressional intent that mutual funds should not be allowed to speculate in commodities.  They contend that the separate corporate status of the CFC subsidiary in such a case should not be respected because it is “a shell corporation under the mutual fund’s control,” which “amounts to a paper exercise” to circumvent restrictions on RIC’s investments in commodities and therefore should be disregarded as a sham.(26)

The subcommittee held a hearing on the subject on January 26, 2012 at which IRS Commissioner Shulman and the Acting Assistant Secretary for Tax Policy McMahon were invited to testify.(27)  At the hearing, Senator Levin reiterated his criticism of the IRS’s rulings, contending that “these CFCs are corporate fictions, offshore shams, paper exercises whose sole purpose is to make an end run around the legal restrictions on

(26)  See Hearing Record 13 at 51-56 (Letter from Senators Levin & Coburn to IRS Commissioner, dated Dec. 20, 2011).

(27)  See Hearing Record, at 1-43.

commodity investments by mutual funds.(28)  In response, Mr. Shulman and Ms. McMahon defended the reasonableness of the IRS Chief Counsel’s private letter rulings on the subject, but emphasized that the process of issuing rulings had been paused and that this would enable the IRS and Treasury to examine carefully all the issues raised by Senator Levin.(29)

There have been no further significant developments since the time of the hearing.(30)  During that period, a number of additional mutual funds using the CFC structure to invest in commodities have come to market, relying presumably on opinions of counsel and the belief that any changes in the tax treatment of such structures will be prospective in effect.  Under these circumstances, we believe the conclusions of the previously issued private letter rulings continue to be the best indication of the applicable tax law — pending any publication of definitive IRS guidance on the subject.  It should be noted, however, that if the IRS were to conclude that the “economic substance” should be

(28)  Hearing Record, at 3.

(29)  See Hearing Record, at 8, 15, 24 (testimony of Mr. Shulman):

“I am confident that our staff did its best to interpret a difficult set of tax law provisions.  And while I believe that their conclusions were reasonable in the context of an unclear statute, at the agency we have an open mind.  The fact that we suspended private letter rulings last summer allows the opportunity for us to take a fresh look at this issue.

“I will repeat, we have suspended the private letter rulings, we are open to this, and there are a whole bunch of points you have made that you have written to us that we are going to take very seriously as we figure out where to go forward.  So that is the state of play.

“I have told you we have stopped the private letter rulings, and we are going to take a broad look at that.  . . . The question on the table, which is a legitimate one, is:  Should through the Code there be the ability to invest indirectly in commodities through structured notes or through controlled foreign corporations?  And we are going to take a hard look at that.”

(30)  The Commodities Futures Trading Commission has, however, issued regulations addressing the regulatory jurisdictional issues created when mutual funds make commodities-based investments using CFC structures.  See “Harmonization of Compliance Obligations for Registered Investment Companies Required to Register as Commodity Pool Operators,” 17 CFR Part 4, RIN 3038-AD75 (Aug. 12, 2013), available at:http://www.cftc.gov/ucm/groups/public/@newsroom/documents/file/federalregister081213.pdf.  Such regulations would be unnecessary, of course, if the CFC structure were unviable from a tax standpoint.

applied in the manner advocated by Senator Levin, and a court were to uphold that conclusion, then the characterization of subpart F income from the Subsidiary as qualifying income for the Fund would be jeopardized regardless whether the Subsidiary makes annual distributions of those amounts to the Fund.

Conclusion

Based upon the factual representations and assumptions and legal analysis set forth above, and subject to the limitations set forth below, it is our opinion that subpart F income derived by the Fund from its investment in the Subsidiary should constitute qualifying income for the Fund under Internal Revenue Code section 851(b)(2).

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This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the IRS or a court considering the issues.  We express no opinion relating to any Federal income tax matter except on the basis of the facts described above, and any changes in such facts could require a reconsideration and modification of our opinion.  We also express no opinion regarding tax consequences under foreign, state or local laws.  In issuing our opinion, we have relied solely upon existing provisions of the Code, existing and proposed regulations under it, and current administrative positions and judicial decisions.  Those laws, regulations, administrative positions and judicial decisions are subject to change at any time.  Indeed, we currently anticipate that further published IRS guidance on the subject of this opinion will be forthcoming.  Any such changes could affect the validity of the opinion set forth above.  Also, future changes in Federal tax laws and the interpretation thereof can have retroactive effect.

Our firm includes lawyers admitted to practice in the Commonwealth of Pennsylvania, the States of California, Delaware, Illinois, New Jersey, New York and Wisconsin, and the District of Columbia.  We do not purport to be experts in the laws of any other jurisdiction, aside from U.S. Federal law.

Very truly yours,

/s/ Drinker Biddle & Reath LLP

DRINKER BIDDLE & REATH LLP